UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

Room 102, 23-1 Wanghai Road

Xiamen Software Park Phase 2

Siming District, Xiamen City, Fujian Province 361008

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 2, 2021, Pop Culture Group Co., Ltd (the “Company”) closed its initial public offering (“IPO”) of 6,200,000 Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-253777), which was initially filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2021, as amended, and declared effective by the SEC on June 29, 2021, and a registration statement on Form F-1 filed pursuant to Rule 462(b) (File No. 333-257541), which increased the number of registered shares from 7,320,000 to 7,564,000 and became effective upon filing with the SEC on June 30, 2021. The Class A Ordinary Shares were priced at $6.00 per share, and the offering was conducted on a firm commitment basis. The Class A Ordinary Shares were previously approved for listing on The Nasdaq Global Market and commenced trading under the ticker symbol “CPOP” on June 30, 2021.

In connection with the IPO, the Company issued a press release on June 30, 2021 announcing the pricing of the IPO and a press release on July 2, 2021 announcing the closing of the IPO, respectively. Copies of these press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: July 2, 2021	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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